

Mail Stop 4628

November 20, 2015

Edward E. Cohen
Chief Executive Officer
Atlas Growth Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, Suite 410
Pittsburgh, PA 15275

> **Re: Atlas Growth Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed October 21, 2015**
> **File No. 333-207537**

Dear Mr. Cohen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise your disclosure on the cover page and elsewhere in the prospectus to clarify the transaction you are registering with respect to the warrants. For example, please clarify whether you are registering the offer and sale of warrants (and underlying common units) to your existing unitholders.

3.   Please provide us with analysis as to whether the automatic amendment and restatement of the Post-Listing Partnership Agreement fundamentally alters the nature of the investment such that it constitutes an offer of a new security in exchange for the Class A and Class T common units under Section 2(a)(3) and Rule 145(a) of the Securities Act. In that regard, we note, among other things, the Post-Listing Partnership Agreement removes the ability of holders to (i) propose amendments to the Partnership Agreement, (ii) approve a merger, sale or dissolution without the prior consent of the general partner and (iii) remove the General Partner.

4.   We note that any Class A or Class T Shares purchased by your general partner and its affiliates as well as "friends" will be included for purposes of determining whether you have satisfied this minimum offering amount. Please revise your disclosure to reflect the maximum possible amount of such purchases.

5.   Please provide the prior performance disclosure referenced in Section II.A.3.f of Securities Act Release 33-6900.

6.   It appears that in making an investment decision to purchase the common units representing limited partnership interests, investors are also making an investment decision to acquire units in the master limited partnership upon the occurrence of a listing event. Please revise the prospectus to reflect any differences in investor rights or management fees should a listing event occur.

Prospectus Cover Page

7.   Please revise your cover page and elsewhere in the prospectus, including the summary on page 12 and last risk factor on page 24, to clarify that there is no requirement to ever provide a liquidity event.

8.   We note that you assume here and elsewhere in the prospectus that 70% of Class A common units and 30% of Class T common units will be sold in the primary offering. Please revise your disclosure to explain the basis for this assumption.

9.   Please revise your cover page to disclose the escrow arrangements for this offering as required by Item 501(b)(8)(iii) of Regulation S-K, including provisions for timing of return of funds to investors if the minimum subscription proceeds are not received. In addition, we note your disclosure that subscriptions will be returned along with interest if the minimum subscription proceeds are not received by the offering termination date. Please disclose the applicable rate of interest, or describe how such interest will be determined. Please include similar disclosure under "The Offering" on page 16.

10.   Please revise your tabular disclosure to describe and quantify the distribution and unitholder servicing fee.

Summary, page 1

Overview, page 1

11.   We note you are focused on acquiring energy-related assets, including securities of energy companies. We further note you disclose on page 80 that your general partner will take steps necessary to avoid being deemed an investment company. Please provide us with analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

12.   Given that you will initially be structured as a limited partnership rather than a master limited partnership, and that you may never become a master limited partnership, explain to us why you state that you "are structured similarly to a master limited partnership."

Our Principal Business Relationships, page 5

13.   We note your disclosure regarding management's extensive experience with public master limited partnerships. Please revise your filing to discuss any major adverse business developments or conditions experienced by any prior partnerships that would be material to investors in this offering.

The Offering, page 11

14.   Please disclose here and on page 69 how long a holder of Class T common units should expect to pay the distribution and unitholder servicing fee, and the aggregate amount that a Class T holder should expect to pay, before reaching the 10% gross offering price cap.

15.   Clarify whether the DRIP offering is to pre-existing Class A common unit holders only or to investors purchasing the Class A common units as well.

Emerging Growth Company Status, page 21

16.   Please state your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Risk Factors, page 24

17.   The disclosure provided on page 36 indicates "current estimates of our proved reserves are prepared by our internal engineers and our independent petroleum engineers." We also note disclosure on page 44 that refers to a "reserve report of our independent petroleum engineer." Please clarify for us the extent that the reserve estimates disclosed in your filing were prepared externally by independent petroleum engineers. If the reserves estimates disclosed as of June 30, 2015, December 31, 2014 and December 31, 2013 were not prepared internally, please file a report of the third party as an exhibit to your registration statement. Refer to Item 1202(a)(8) of Regulation S-K.

18.   The disclosure on page 44 appears to indicate that as of September 30, 2015, you had only proved developed non-producing and proved undeveloped reserves. This disclosure appears inconsistent with the disclosure of production from your properties for the six months ended June 30, 2015. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Risks Related to an Investment in the Partnership, page 24

Compensation and fees to our general partner will reduce cash distributions, page 26

19.   Please revise your disclosure to reflect that there is no limit to the amount of reimbursements paid to your General Partner.

Risks Related to the Partnership's Oil and Gas Operations, page 32

Natural gas and oil prices fluctuate widely, page 32

20.   Please expand this risk factor to discuss the significant decline in natural gas and oil prices that commenced in the 2nd quarter of 2014.

Source of Funds and Estimated Use of Proceeds, page 50

21.   Please revise your filing to clarify whether you intend to request a borrowing base redetermination under your secured credit facility. In that regard, we note you disclose you intend to use your zero-dollar borrowing base credit facility as a source of funds to the extent you and the lenders agree to increase the borrowing base and lenders' commitments thereunder.

22.   Please revise your disclosure to state the principal purposes for which the *net* proceeds from the offering are intended to be used and the approximate amount intended to be used for each such principal purposes. In that regard, we note you state that capital contributions may be used to pay management, acquisition, disposition and financing coordination fees to your general partner. In addition, please disclose the amounts to be

applied to (i) develop, operate and manage your oil and gas properties, and (ii) to acquire oil and gas properties. Refer to Item 504 of Regulation S-K. Please also ensure all fees to be paid to your general partner are disclosed under "Compensation" on page 68.

23.   Your tabular disclosure here and disclosure on page 145 reflects that distributions to unitholders may be made out of capital contributions. Please revise the first bullet point under "Estimated Use of Proceeds" on page 50 to reflect your target distribution may be sourced from offering proceeds rather than cash from operations. In addition, please include a risk factor that discusses the potential impact to investors.

Cash Distribution Policy and Restrictions on Distributions, page 55

24.   We note you intend to continue to distribute a target distribution of $0.175 per unit each quarter. Please revise your filing to demonstrate your ability to make such distribution on an annualized and quarterly basis.

25.   We note you disclose that any services for which your general partner or an affiliate is to receive compensation, other than those described in your partnership agreement, shall be set forth in a written contract. Please clarify if any such agreement is currently contemplated or existing.

Conflicts of Interest and Fiduciary Duties, page 58

26.   Please expand your disclosure to discuss potential conflicts of interest arising out of the relationship that you may have with your general partner and its affiliates. For example, among others, please consider discussing any potential conflicts related to other activities of affiliates of your general partner and the acquisition and sale of properties.

Business and Properties, page 99

Estimated Proved Reserves, page 114

27.   Please expand your disclosure to clarify that the historical proved reserves at December 31, 2014 presented on page 114 give effect to the Eagle Ford assets acquired effective July 1, 2014 excluding the pro forma adjustment in such estimates presented on page 115.

Development of Proved Undeveloped Reserves, page 116

28.   We note your disclosure that none of the proved undeveloped reserves as of June 30, 2015 are scheduled to be developed on a date more than five years from "the date the reserves were initially booked as proved undeveloped." Disclosures made pursuant to Item 1203(d) of Regulation S-K should clarify the circumstances under which reserves have remained undeveloped for five years or more since initial disclosure, based on the definitions in Rule 4-10(a)(31)(ii) of Regulation S-X. Please clarify for us the extent to

which the undeveloped reserves as of December 31, 2014 and as of June 30, 2015 are not scheduled to be developed within five years of initial disclosure of these reserves.

29.   Please expand your disclosure to explain your development plans sufficiently to understand how you have complied with Rule 4-10(a)(31)(ii) of Regulation S-X in quantifying the proved undeveloped reserves as of December 31, 2014 and June 30, 2015.

30.   Based on the tabular disclosure provided on page 115, there appears to be a material change in proved undeveloped reserves since December 31, 2013. Under Item 1203(b) of Regulation S-K you are required to disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves that were converted to developed reserves. Please expand your disclosure to provide both a tabulation and narrative explanation for the net changes in reserve quantities relating to revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed, including sufficient details to reconcile and understand the overall change in net reserves for the periods ending December 31, 2014 and June 30, 2015.

31.   Please expand your disclosure to include the information required under Item 1203(c) of Regulation S-K, regarding "…investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures." This should include a discussion of the progress you have made during the year to convert your proved undeveloped reserves to developed and quantify the capital expenditures incurred in converting your proved undeveloped reserves to developed for the periods ending December 31, 2014 and June 30, 2015.

Production, Revenue and Price History, page 116

32.   The introduction to this table explains that the table sets forth three sets of information regarding production, price and cost information (i) for Atlas Growth Partners, L.P. on a historical basis, (ii) for the Eagle Ford properties on a historical basis and (iii) for Atlas Growth Partners, L.P. on a pro forma combined basis for each of the periods presented. It does not appear the information on a pro forma combined basis was provided. Please advise, and revise as necessary.

Acreage, page 117

33.   Please expand your disclosure to present the gross and net figures for your developed and undeveloped acreage. Refer to Item 1208 of Regulation S-K.

34.   Also clarify for us the extent that your developed acreage figures include acreage assigned to undeveloped locations as of September 30, 2015. Please note the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K would include as

undeveloped "those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves." Also note, that undrilled acreage held by production is deemed to be undeveloped acreage according to the definition contained in Item 1208(c)(4) of Regulation S-K.

Drilling Activities, page 118

35.   Please expand your disclosure to present the gross and net figures for the development wells drilled during each of the periods presented. Refer to Item 1205(a) of Regulation S-K.

36.   We also note there appears to be a lack of correlation between the disclosure relating to your drilling activity provided here and the disclosure provided elsewhere on page 87. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

37.   Please expand your disclosure to provide the gross and net productive wells by geographic area, expressed separately for oil and gas. Refer to Item 1208(a) of Regulation S-K.

The Partnership Agreement, page 180

Capital Expenditures, page 185

38.   We note the disclosure regarding the differences between maintenance and expansion capital expenditures. Please clarify for us and disclose if the development cost for your currently recorded proved undeveloped reserves as of December 31, 2014 and June 30, 2015 are defined as maintenance or expansion capital expenditures.

Plan of Distribution, page 219

Liquidity, page 228

39.   Please revise your disclosure to clarify the significance of this disclosure.

Glossary, page 235

40.   The definition of proved undeveloped reserves disclosed in the Glossary on page 240 and elsewhere on page EXA-21 of Exhibit A appears to predate the definitions amended by Release No. 33-8995, Modernization of Oil and Gas Reporting, effective January 1, 2010. Please revise your disclosure to conform to the current definitions in Rule 4-10(a)(22) and (a)(31) of Regulation S-X.

Index to Financial Statements, page F-1

General

41.   Please provide updated financial statements to comply with the guidance in Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 12-Supplemental Oil and Gas Information (Unaudited), page F-20

Oil and Gas Reserve Information, page F-20

42.   Please expand your disclosure to provide a narrative explanation for the significant changes in net reserves relating to each line item entry other than production. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Changes in Standardized Discounted Cash Flows, page F-23

43.   We note your disclosure of the changes in the standardized measure of discounted cash flows for the period ending December 31, 2014 does not address the net changes due to revisions in quantity estimates or due to extensions, discoveries and improved recovery. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation. Refer to FASB ASC 932-235-50-35.

Exhibit 8.1

44.   Please have counsel revise its opinion to provide accurate information regarding the number of common shares underlying the warrants and to include the common units subject to the distribution reinvestment plan. In that regard, we note that the opinion provides a different number for units underlying the warrants from that which appears in the fee table and does not reference the common units subject to the distribution reinvestment plan.

        Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources